FORM 3



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



 File pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940




1.  Name and Address of Reporting Person*

                TELECOMMUNICATION INVESTMENT JOINT-STOCK COMPANY
                             (Last) (First) (Middle)


                          55 UL. PLYUSCHIKHA, BLDG. 2
                                    (Street)

                              MOSCOW 119121, RUSSIA
                              (City) (State) (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)

                                   09/05/2002


3.  IRS or Social Security Number of Reporting Person (Voluntary)



4.  Issuer Name and Ticker or Trading Symbol

                           GOLDEN TELECOM, INC. (GLDN)


5.  Relationship of Reporting Person to Issuer (Check all applicable)

          Director                               X  10% Owner
     -----                                    -----
          Officer (give title below)                Other (specify below)
     -----                                    -----


6.  If Amendment, Date of Original (Month/Day/Year)



7.  Individual or Joint/Group Filing (Check applicable line)

          Form filed by One Reporting Person
     ----
     X    Form filed by More than One Reporting Person
     ----



             Table I-- Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------

1.  Title of Security (Instr. 4)

                                  Common Stock


2.  Amount of Securities Beneficially Owned (Instr. 4)

                                    4,024,067


3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)

                                        1


4.  Nature of Indirect Beneficial Ownership (Instr. 5)

                                        1




Reminder:Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v). SEC 1473 (02-02)

              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

1.  Title of Derivative Security (Instr. 4)

                                 Not applicable


2.  Date Exercisable and Expiration Date (Month/Day/Year)

Date Exercisable:
Expiration Date:


3.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)

Title:
Amount or Number of Shares:


4.  Conversion or Exercise Price of Derivative Security



5.  Ownership Form of Derivative Security: Direct (D)or Indirec (I) (Instr. 5)



6.  Nature of Indirect Beneficial Ownership (Instr. 5)


Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.



INSTRUCTION 5(B)(V) LIST OF OTHER REPORTING PERSONS:

This statement is being filed by Telecommunication Investment Joint-Stock Company ("Svyazinvest") and Open Joint Stock Company Long-Distance and International Telecommunications "Rostelecom" ("Rostelecom"). The principal business address of Rostelecom is Russian Federation, 125047, Moscow, ul. 1st Tverskaya-Yamskaya, 14.

EXPLANATION OF RESPONSES:

1: Svyazinvest may be deemed to beneficially and indirectly own 4,024,067 shares of Common Stock through Rostelecom's direct ownership of 4,024,067 shares of Common Stock of Golden Telecom, Inc. Svyazinvest disclaims beneficial ownership of the Common Stock reported herein except to the extent of its pecuniary interest in such stock through its ownership interest in Rostelecom.

SIGNATURES:


Telecommunication Investment Joint-Stock Company


By: /s/   Valery Nikolaevitch Yashin                          September 16, 2002
   -------------------------------------------
      Name: Valery Nikolaevitch Yashin
      Title:    General Director


Open Joint Stock Company Long-Distance and
International Telecommunications "Rostelecom"


By: /s/   Sergei Ivanovich Kouznetsov                         September 16, 2002
   -------------------------------------------
      Name: Sergei Ivanovich Kouznetsov
      Title:   General Director